EXHIBIT 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Dollars in thousands)	2013	2012	2013	2012
Earnings (Loss):
Net loss	$(43,039)	$(19,058)	$(80,808)	$(91,425)
Amortization of capitalized interest	135	91	269	181
Capitalized interest	(280)	(1,102)	(322)	(1,780)
Fixed charges (below)	35,827	33,878	71,032	66,103
Net loss adjusted for fixed charges	$(7,357)	$13,809	$(9,829)	$(26,921)
Fixed charges:
Interest expense	$34,819	$31,993	$69,258	$62,910
Capitalized interest	280	1,102	322	1,780
Portion of rent expense representative of interest	728	783	1,452	1,413
Total fixed charges	$35,827	$33,878	$71,032	$66,103
Coverage deficiency	$43,184	$20,069	$80,861	$93,024